April 23, 2007

Writer’s Direct Dial: (212) 225-2864

BY HAND

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Lumber Liquidators, Inc. Registration Statement on Form S-1

Dear Sirs:

On behalf of our client, Lumber Liquidators, Inc. (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

We are also separately providing (as an attachment to this transmittal letter) a copy of the cover art that the Company proposes to use in connection with the Form S-1. We would appreciate it if the Staff could separately review the proposed cover art in connection with its review of the Registration Statement. The Company intends to file the cover art as an integrated part of the Registration Statement in its next public filing. We are not requesting confidential treatment of this information.

If you have any questions or require any further information with respect to the Registration Statement, or any matters relating to the filing or the attached cover art, please do not hesitate to call me at (212) 225-2864, or James Small at (212) 225-2015.

Sincerely,

/s/ JEFFREY D. KARPF

Jeffrey D. Karpf, Esq.

Enclosures

cc:	Mr. E. Livingston B. Haskell, Esq. (General Corporate Counsel, Lumber Liquidators, Inc.)